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                          September 2, 2022

       Alexandra MacLean, M.D.
       Chief Executive Officer
       Avenue Therapeutics, Inc.
       2 Gansevoort Street, 9th Floor
       New York, NY 10014

                                                        Re: Avenue
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2022
                                                            File No. 333-267206

       Dear Dr. MacLean:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rakesh Gopalan